Exhibit 1


                                                              August 18, 1995
MNOPF Trustees Limited
Ashcombe House, The Crescent
Leatherhead, Surrey KT22 8LQ England


Gentlemen:

   Reference is made to that certain Purchase Agreement between New Plan Realty Trust ("New Plan") and you dated December 17, 1981 (the "Agreement") and to the 4,493,954 shares of beneficial interest you own in New Plan (the "Shares").

   This letter will confirm the agreement between you and New Plan regarding the Agreement and the Shares:

   1. The Agreement is hereby terminated and neither party thereto shall have any further liability to the other thereunder.

   2. You have represented that the Shares are all of the shares of beneficial interest in New Plan owned by you.

   3. The existing outstanding certificates representing the Shares will be reissued forthwith without any legends thereon in the name of "MNOPF Trustees Limited" or a street nominee name, at you or your agent's written direction, and delivered to Bank of New York for your account within three business days after the delivery of such outstanding certificates together with written instructions to such effect to The First National Bank of Boston, New Plan's Transfer Agent for the Shares. The period of three business days set forth above shall be extended for such reasonable period as may be necessary in the event such certificates are not delivered within such period as a result of Acts of God.

   4. Provided that the events detailed in Clause 3 above occur, you agree to vote the Shares, so long as they are owned by you (or an affiliated or related entity), in favor of (a) the election of the nominees of New Plan's management each year for Trustees through December 31, 2001 and (b) Amendment #11 to Declaration of Trust of New Plan Realty Trust when requested by and upon the recommendation of its Board of Trustees. You agree to vote the Shares as set forth above by delivering to New Plan the form of Proxy provided by New Plan, appropriately completed and executed no less than one (1) week before the last date to vote on such issue, but in any event within seven days after its receipt by you.


                               Page 20 of 22 Pages

   5. As long as you own such number of shares of beneficial interest of New Plan as shall exceed 5% of all of the issued and outstanding shares of beneficial interest of New Plan, you agree to use your best efforts to notify New Plan, in writing, of any sale of Shares (including, the number of Shares transferred, the date of transfer and the name of the transferee where known to you) promptly after such sale. In addition, you will send New Plan copies of all notices and forms required to be filed with the Securities and Exchange Commission as a result of any transfer of Shares promptly after such filing is made.

   Please confirm our agreement as set forth above by signing and returning a copy of this letter.

                  NEW PLAN REALTY TRUST


                  By:   /s/ Arnold Laubich, President

MNOPF TRUSTEES LIMITED


By:   GR Henry








                               Page 21 of 22 Pages